SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2020

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

ITEM

1 Second Quarter 2020 Earnings Presentation.

IMPORTANT NOTICE Safe harbor statement under the US Private Securities Litigation Reform Act of 1995. This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives of YPF and its management, including statements with respect to YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF’s control or may be difficult to predict. YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 filed with the US Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur. Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized. These materials do not constitute an offer to sell or the solicitation of any offer to buy any securities of YPF S.A. in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities and Exchange Commission or an exemption from such registration. Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We may use certain terms in this presentation, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-12102 available on the SEC website www.sec.gov. Our estimates of EURs, included in our Development Costs, are by their nature more speculative than estimates of proved, probable and possible reserves and accordingly are subject to substantially greater risk of being actually realized, particularly in areas or zones where there has been limited history. Actual locations drilled and quantities that may be ultimately recovered from our concessions will differ substantially. Ultimate recoveries will be dependent upon numerous factors including actual encountered geological conditions and the impact of future oil and gas pricing. Unless otherwise indicated, the calculation of the main financial figures in U.S. dollars is derived from the calculation of the consolidated financial results expressed in Argentine pesos using the average exchange rate for each period. From 1Q 2019 onwards, the calculation of the main financial figures in U.S. dollars is derived from the sum of: (1) YPF S.A. individual financial results expressed in Argentine pesos divided by the average exchange rate of the period and (2) the financial results of YPF S.A.’s subsidiaries expressed in Argentine pesos divided by the exchange rate at the end of period.

MAIN 2nd QUARTER 2020 HIGHLIGHTS 01 02 03 04 05 06 Continued prioritizing strict health and safety protocols amid COVID-19 to protect our people. We have also continued improving the safety of our operations (IFR at 0.15(1)) Targeting an unprecedented company-wide cost cutting program to resume growth more efficiently Managing our liquidity position to preserve business continuity while proactively tackling short-term maturities Adjusted activity to face deteriorated market conditions, but latest figures are already showing a recovery Optimizing our portfolio with strict capital allocation on core business activities Activity level for the remainder of the year consistent with keeping net debt within the levels of the last twelve months Number of people injured for each million hours worked.

ADJUSTED ACTIVITY TO PRESERVE LONG-TERM FINANCIAL SUSTAINABILITY REVENUES NET DEBT CAPEX CASH OPERATING COSTS (In Millions of USD) (In Millions of USD) (In Millions of USD) -31% -47% -73% -82% -10% -3% -5% (In Millions of USD) 915 598 162 -34%

UNPRECEDENTED MARKET CONDITIONS HAD A NEGATIVE IMPACT ACROSS OUR BUSINESSES Adjusted EBITDA = EBITDA that excludes IFRS 16 and IAS 29 effects. Excludes results for the sale of 11% stake in Bandurria Sur for US$65mn in 2Q20. Adj. EBITDA 2Q20 Million USD 156 123 -128 -122 YoY change -79% -16% n.m. n.m. Drivers Natural gas assets on lower pricing environmet Production Prices Lifting Results not transferred to 3rd parties ADJUSTED EBITDA (1) (In Millions of USD) Demand Prices Purchases Provision (Decree 1053) Metrogas Adj. EBITDA 2Q19 Adj. EBITDA 2Q20 Op. Income 2Q20

PRODUCTION CONTRACTED DUE TO COVID RESTRICTIONS AND DETERIORATED MARKET CONDITIONS TOTAL NET PRODUCTION (KBOE/D) YPF O&G AVERAGE REALIZATION PRICES 2Q20 -9.5% YoY -8.5% QoQ 01 02 03 Local prices were impacted by the collapse in Brent. Average price for April was below USD20/bbl On May, the government enacted Decree 488/2020 setting the “Barril Criollo” at USD45/bbl Natural gas realization price expected to improve based on recently announced new Plan Gas 4 LIFTING COST -17% -24% (USD/BOE)

(KBBL/D) PRODUCTION FULLY RESTORED AT VACA MUERTA NET SHALE PRODUCTION (KBOE/D) GROSS LOMA CAMPANA PRODUCTION +21% -14% Positive growth trend continues despite the slowdown in 2Q20 Used large-scale LC as an effective buffer to rapidly adjust production on lower demand Potential for near-term low-cost expansion at Vaca Muerta based on DUC wells (71 shale oil and 10 shale gas) 01 02 03 Conventionals Shale Tight 69% 66% 16% 15% 21% 13% NET PRODUCTION BREAKDOWN (KBOE/D) -14% YoY +21% YoY -21% YoY

HEADWINDS FOR DOWNSTREAM ARE SLOWING DOWN BUT FULL RECOVERY IS YET TO COME FUELS SALES (KM3) CRUDE OIL STOCK & PURCHASES TO 3RD PARTIES (1) (KBBL) CRUDE PROCESSED & REFINERY UTILIZATION (KBBL/D) FUELS BLENDED PRICE VS IMPORT PARITY (% Difference) YPF’s realization price = Import Parity 2Q20 (YoY) Gasoline -54% Diesel -20% Jet Fuel -93% -69% -34% -95% 60% 6% Crude oil purchases to third parties as % of total crude oil purchases

CONTRACTS WITH VENDORS (% of dollar value) Downstream18% Upstream 68% Corporate 14% OPTIMIZING THE COMPANY’S STRUCTURE Decentralized operations to improve efficiencies REVIEWING CONTRACTS WITH ALL VENDORS Setting up cells to review over 11,000 contracts TEMPORARY SALARY REDUCTION & VOLUNTARY RETIREMENT PROGRAM For non-unionized workers NEGOTIATING WORKING CONDITIONS WITH THE UNIONS Already reached agreements in Santa Cruz, Mendoza & Chubut 30% UNPRECEDENTED COST-CUTTING PLAN reduction target

FINANCIAL HEALTH CONTINUES TO BE AT THE TOP OF OUR AGENDA CONSOLIDATED STATEMENT OF ADJUSTED CASH FLOW (1) (In Millions of USD) Cash and equivalents at the beginning of 2Q20 converted to USD using the March 31, 2020 exchange rate of Ps 64.37 to U.S $1.00. Cash and equivalents at the end of 2Q20 converted to USD using the June 30, 2020 exchange rate of Ps 70.36 to U.S $1.00. Cash & equivalents include Argentine sovereign bonds BONAR 2020 and 2021. Refers to the sale of: 1) an 11% stake in Bandurria Sur to Equinor and Shell; and 2) a 50% stake in offshore area CAN_100 to Equinor in 2Q20. Adjusted capex to preserve liquidity Took advantage of efficient conditions in the local capital market - net issuances of over USD 100mn in 2Q20 and over USD 300mn in 1H20 Successfully rolled over maturities and extended average life Completed the sale of the 11% stake in Bandurria Sur for ~USD 90mn (2)

Market friendly liability management exercise to proactively address market concerns on short term maturities MANAGEABLE DEBT PROFILE POST LIABILITY MANAGEMENT EXERCISE Acceptance level of 58.7% (USD587mn) Debt life improved to 5.8 years (pro-forma) from 5.6 years in 2Q19 PRO-FORMA PRINCIPAL DEBT AMORTIZATION SCHEDULE (1) (In Millions of USD) As of June 30, 2020, converted to USD using the exchange rate of Ps 70.36 to U.S $1.00. Excludes IFRS 16 effects. Refers to YPF on a stand-alone basis. Net debt calculated as total debt less cash & equivalents. Net debt at period end exchange rate of Ps 70.36 to U.S $1.00 and LTM Adj. EBITDA calculated as sum of quarters. ~90% of debt in USD (2) Avg. interest rates of 7.5% in USD and 30.9% in Pesos (2) Net leverage ratio at 2.9x on reduced EBITDA (3)

QUESTIONS 2nd QUARTER 2020 EARNINGS WEBCAST AND ANSWERS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 10, 2020	By:	/s/ Ignacio Rostagno
	Name:	Ignacio Rostagno
	Title:	Market Relations Officer